                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

For the transition period from _____________ to ______________

Commission file number: 000-21571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               TMP Worldwide Inc.
                     TMP Worldwide Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TMP Worldwide Inc.
                                622 Third Avenue
                            New York, New York 10017

Financial Statements and Exhibits

(A)  Financial Statements:

         Financial Statements of TMP Worldwide Inc. 401(k)
         Savings Plan for the years ended December 31, 1999 and 1998


(B) Exhibits:

         23.1  Consent of BDO Seidman, LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, TMP Worldwide Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TMP Worldwide Inc.
                                       TMP Worldwide Inc. 401(k) Savings Plan

Dated: __________, 2002               By: /s/
                                          -----------------------------------
                                          Name:
                                          Title:

                                         TMP WORLDWIDE INC.
                                        401(K) SAVINGS PLAN




                               TMP WORLDWIDE INC.
                               401(K) SAVINGS PLAN














                                                            FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL SCHEDULES
                                          YEARS ENDED DECEMBER 31, 1999 AND 1998

                               TMP WORLDWIDE INC.
                               401(K) SAVINGS PLAN







--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL SCHEDULES
                                          YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                              TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN



                                                                        CONTENTS
--------------------------------------------------------------------------------


        INDEPENDENT AUDITORS' REPORT                                           3

        FINANCIAL STATEMENTS:
           Statements of net assets available for benefits                     4
           Statements of changes in net assets available for benefits          5
           Notes to financial statements                                    6-16

        SUPPLEMENTAL SCHEDULES:
            Schedule of assets held for investment purposes at end of year    17
            Schedule of nonexempt transactions                                18

INDEPENDENT AUDITORS' REPORT


To the Trustee of the
   TMP Worldwide Inc.
   401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of TMP Worldwide Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999 and nonexempt transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BDO Seidman, LLP
New York, New York

December 18, 2001

                                                               TMP WORLDWIDE INC.
                                                               401(K) SAVINGS PLAN


                                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

==================================================================================

DECEMBER 31,                                                 1999           1998
----------------------------------------------------------------------------------
ASSETS
INVESTMENTS - AT FAIR VALUE (NOTE 3):
   Schwab Money Market Fund                              $        --   $     2,194
   Mutual funds:
      Amcent:  20th Century International Growth           1,354,757       443,711
      Baron Asset                                          1,695,278       854,518
      Neuberger & Berman Socially Responsive                 304,080       125,377
      Neuberger & Berman Partners                          1,956,586     3,528,824
      Oakmark*                                             5,390,234     7,501,453
      Schwab S&P 500 Investor SHS*                         6,199,609     3,713,762
      Schwab Smallcap Index                                  762,851       286,026
      Scudder Greater Europe Growth                        1,200,538       614,231
      Strong Corporate Bond                                  397,051       253,426
   Common/collective trust - Schwab Stable Value Fund*     4,801,744     4,881,901
   Common Stock - TMP Worldwide Inc.*                     23,423,736     5,997,012
   Participant loans                                         923,842       920,918
----------------------------------------------------------------------------------
        TOTAL INVESTMENTS                                 48,410,306    29,123,353
----------------------------------------------------------------------------------
CASH                                                              --        22,152
----------------------------------------------------------------------------------
RECEIVABLES:
   Participants' contributions                               308,123       306,000
   Employers' contributions                                1,022,329       908,523
   Amounts due from employer (Note 7)                        157,631        43,422
   Interest on loans and dividends                             6,453         6,603
----------------------------------------------------------------------------------
        TOTAL RECEIVABLES                                  1,494,536     1,264,548
----------------------------------------------------------------------------------
        TOTAL ASSETS                                      49,904,842    30,410,053
LIABILITIES:
   Amounts due participants (Note 7)                         175,221        46,485
----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                        $49,729,621   $30,363,568
==================================================================================

-----------------
* Represents 5% or more of the net assets available for benefits.
==================================================================================

                                   SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                               4

                                                                                 TMP WORLDWIDE INC.
                                                                                 401(K) SAVINGS PLAN

                                          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

====================================================================================================

 YEAR ENDED DECEMBER 31,                                                     1999          1998
----------------------------------------------------------------------------------------------------
ADDITIONS:
   Investment income:
      Net appreciation in fair value of investments
        (Note 3)                                                          $16,787,860   $ 2,243,438
      Interest and dividends                                                1,445,201     1,668,861
----------------------------------------------------------------------------------------------------
                                                                           18,233,061     3,912,299
----------------------------------------------------------------------------------------------------
   Contributions:
      Participants                                                          4,396,712     3,703,199
      Employer                                                              1,025,728       919,031
----------------------------------------------------------------------------------------------------
                                                                            5,422,440     4,622,230
----------------------------------------------------------------------------------------------------
      Rollovers in participant balances                                       414,092     7,175,646
----------------------------------------------------------------------------------------------------
        TOTAL ADDITIONS                                                    24,069,593    15,710,175
----------------------------------------------------------------------------------------------------
DEDUCTIONS:
      Benefits paid to participants                                         4,636,110     1,777,680
      Administrative expenses                                                  67,430        56,954
----------------------------------------------------------------------------------------------------
        TOTAL DEDUCTIONS                                                    4,703,540     1,834,634
----------------------------------------------------------------------------------------------------
NET INCREASE                                                               19,366,053    13,875,541
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                       30,363,568    16,488,027
----------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                            $49,729,621   $30,363,568
====================================================================================================

                                                     SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                                                                   5

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

1.       DESCRIPTION OF            The following description of the TMP
         PLAN                      Worldwide Inc. 401(k) Savings Plan and its
                                   related Trust arrangement (collectively, the
                                   "Plan") is provided for general information purposes only. Participants should refer to the current Plan agreement for a complete description of the Plan's provisions.

                                   The Plan was adopted as of January 1, 1992 by McKelvey Enterprises, Inc. (formerly Telephone Marketing Programs, Inc., which has since changed its name to TMP Worldwide Inc. ("TMP")) for the benefit of its eligible employees and the eligible employees of any other organization designated by TMP's Board of Directors. The Plan was amended twice during 1992. The first amendment was effective January 1, 1992, altering the Plan's vesting rules, and effective July 1, 1992, altering the eligibility rules. The second amendment was effective October 1, 1992 and that amendment permitted TMP to extend the coverage of the Plan to employees of organizations not considered an affiliate. The Plan was amended effective October 1, 1997 and that amendment permitted all matching contributions by the Plan to be made in shares of the corporation's common stock. A restatement and amendment of the Plan was adopted effective April 1, 1998, and that amendment revised the eligibility requirement to one year of service with 1,000 hours of employment and provided that the employer may make discretionary non-elective contributions and profit sharing contributions. The first amendment was effective July 1, 1998, and that amendment added a participating employer and waived the service requirement for certain employees of the new participating employer. The second amendment was effective January 1, 1999, and that amendment modified the definition of compensation to exclude stock option proceeds. The third amendment was effective April 1, 1998, and that amendment prevented the employer match stock source from being used as a source for participant loans.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                   GENERAL

                                   The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement. As of February 1, 1992 and April 1, 1992, the first two Plan entry dates, any eligible employee had to have completed one year of service (a twelve-month period of at least 1,000 employment hours) to enter the Plan. Subsequently, the Plan was revised to allow eligible employees to enter the Plan beginning each calendar quarter following their completion of one hour of service. As of April 1, 1998, the Plan was revised to allow eligible employees to enter the Plan upon completion of one year of service (a twelve month period of at least 1,000 employment hours). The Plan designates TMP as the Plan administrator (the "Plan Administrator"). The Plan Administrator shall be responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as pertains to plans intended to qualify under
                                   Section 401(a) of that Code.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                   CONTRIBUTIONS

                                   Participating employees have the option to make elective contributions of up to 15% of their compensation, subject to the limit of Internal Revenue Code Section 402(g) ($10,000 for both 1999 and 1998). Participating employers shall make a matching contribution equal to the elective contribution, but not more than 2% of each contributing employee's compensation. The employer's matching contribution shall be made in shares of the corporation's common stock. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the Plan year (the calendar year) if the employee is employed by the employer on the last day of such year. Notwithstanding the employment requirement, the Plan provides that an employer matching contribution shall be made to a sufficient number of non highly-compensated employees who have been terminated during the Plan year as may be necessary to satisfy the requirements of Internal Revenue Code Section 410(b). The employer may make discretionary non-elective contributions which are allocated in the same ratio as each participant's compensation bears to the total compensation of all participants for the Plan year.

                                   PARTICIPANTS' ACCOUNTS

                                   Each participant's account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan).

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                   FORFEITURES

                                   Forfeitures of terminated participants'
                                   nonvested accounts are used to pay the Plan expenses and any excess is applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contribution or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account or, if earlier, upon the occurrence of six consecutive one-year breaks in service. If the terminated participant resumes employment before six consecutive one-year breaks in service, the amount that the participant forfeited will be reinstated with, under certain circumstances, investment earnings. Forfeited invested accounts totaled $222,536 and $154,695 at December 31, 1999 and 1998, respectively. Forfeitures in the amount of $16,430 and $27,982 were used to pay the Plan expenses during the years ended December 31, 1999 and 1998, respectively.

                                   VESTING

                                   The portion of a participant's account
                                   attributed to elective contributions and rollover contributions is nonforfeitable at all times. Vesting (i.e., nonforfeitable rights to the portion of a participant's account arising from employer matching contributions) is based upon the number of years of service, with a year generally being a Plan year in which the participant accumulates at least 1,000 employment hours. Vesting starts with the completion of two years of service at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with five or more years. Notwithstanding the number of years of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the TMP Worldwide Inc. 401(k) Savings Plan.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                   PAYMENT OF BENEFITS

                                   Benefits are generally payable in the form of a lump sum following a participant's termination of employment or death. The portion of a participant's account attributed to benefits from a merged plan, however, is subject to specific rules. Provision is also made for a participant to request a withdrawal of all or a portion of the participant's account attributed to elective contributions after the attainment of age 59-1/2. Further, upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw that portion of their account attributed to the remaining employer matching contributions that have vested and the amount of elective deferrals which have not previously been withdrawn.

                                   PARTICIPANT LOANS

                                   In general, a participant may borrow an
                                   amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account.

                                   If the proceeds of the loan are to be applied to the purchase of a dwelling which will be used as a principal residence of the participant, the repayment period shall be as agreed upon by the Plan Administrator and the borrowing participant. If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

                                   The loans are collateralized by the
                                   participants' interest in their accounts.

                                   ADMINISTRATIVE EXPENSES

                                   Certain administrative expenses of the Plan are paid by the Plan Administrator.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

2.       ACCOUNTING                BASIS OF ACCOUNTING
         POLICIES
                                   The financial statements of the Plan have been prepared on the accrual method of accounting.

                                   USE OF ESTIMATES

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                                   RECENT ACCOUNTING PRONOUNCEMENT

                                   In September 1999, the Accounting Standards
                                   Executive Committee issued Statement of
                                   Position ("SOP") No. 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters". SOP No. 99-3 simplifies disclosures for certain investments. It eliminates the requirement for a defined contribution plan to present Plan investments by general type for participant directed investments in the statement of net assets available for plan benefits, to disclose participant directed investment programs and the number of units and net asset value per unit, and to disclose benefit responsive investment contracts by investment fund option. It also requires disclosure of nonparticipant directed investments that represent 5 percent or more of net assets available for Plan benefits. SOP No. 99-3 is effective for financial statements for Plan years ending after December 15, 1999. The Plan elected early adoption of SOP No. 99-3 in 1998 and the accompanying financial statements have been prepared in accordance with this SOP for all periods presented.

                                   INVESTMENT VALUATION AND INCOME RECOGNITION

                                   Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans which are stated at cost plus accrued interest, which approximates their fair value. Unrealized appreciation or depreciation of investments is reflected in the financial statements.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                   Purchases and sales of securities are
                                   recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                   PAYMENT OF BENEFITS

                                   Benefits are recorded when paid.

3.       INVESTMENTS               During 1999 and 1998, the Plan's investments
                                   (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,787,860 and $2,243,438, respectively, as follows:

                                   DECEMBER 31,                          1999           1998
                                   ----------------------------------------------------------
                                   Mutual funds                  $  3,557,250    $  (586,227)
                                   Common/collective fund             259,304        188,296
                                   Common stock                    12,971,306      2,641,369
                                   ----------------------------------------------------------
                                                                 $ 16,787,860    $ 2,243,438
                                   ==========================================================

4.       INCOME TAX STATUS         The Internal Revenue Service has determined
                                   and informed the Plan Administrator, in a letter dated May 8, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code
                                   ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and will request a new determination letter. Issues have been identified that will require corrections; the Plan Administrator is currently addressing such issues and expects them to be resolved with no effect on the Plan's tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

5.       TRUSTEE AND               The funds of the Plan are maintained under a
         CUSTODIAN                 Trust with CG Trust Company until March 31,
                                   1998 and the Charles Schwab Trust Company, thereafter, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

                                   The Connecticut General Life Insurance
                                   Company ("CIGNA") was the appointed Custodian of the Plan until March 31, 1998. Effective April 1, 1998, the Custodian of the Plan has changed from CIGNA to Charles Schwab Retirement Plan Services. The duties of the Custodian have remained the same as they were under CIGNA. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the
                                   Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

6.       TERMINATION               Although it has not expressed any intent to
                                   do so, each participating employer has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.

                                   Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


7.       AMOUNTS DUE               In order to ensure favorable tax treatment of
         PARTICIPANTS AND          participant accounts, the Plan must not
         AMOUNTS DUE               exceed certain maximums for employee elective
         FROM EMPLOYER             contributions and employer matching
                                   contributions of highly compensated employees as defined in the IRC. The Plan must take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. The Plan's nondiscrimination contribution testing resulted in an adjustment to employee contributions, as well as associated income by means of refunds to highly compensated employees ("HCE") with a one-on-one contribution to non-highly compensated employees ("NHCE"). The Plan allows participants to contribute up to 15% of their compensation into the Plan. The contribution rate for certain participants exceeded the allowable contribution limit resulting in adjustments to employee contributions, as well as associated income by means of refunds to participants.

                                   At December 31, 1999 and 1998, the Plan had amounts due participants for the current year excess employee contributions and associated income adjustments as follows:

                                                                                    1999          1998
                                   --------------------------------------------------------------------
                                   Allowable contribution limit adjustment     $  26,838       $26,715
                                   Allowable contribution limit associated
                                     income adjustment                             7,564         7,480
                                   Nondiscrimination HCE contribution
                                     adjustment                                  117,745         9,602
                                   Nondiscrimination associated income
                                     adjustment                                   23,074         2,688
                                   --------------------------------------------------------------------
                                                                               $ 175,221       $46,485
                                   ====================================================================

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

                                   At December 31, 1999 and 1998, the Plan had amounts due from employer for the current year interest accrual on late remittances (see Note 8) and corrective employer contributions as follows:

                                                                                 1999                1998
                                   -----------------------------------------------------------------------
                                   Interest on late remittances              $148,029             $33,820
                                   Nondiscrimination NHCE contribution
                                     adjustment                                 9,602               9,602
                                   -----------------------------------------------------------------------
                                                                             $157,631             $43,422
                                   =======================================================================


8.       NONEXEMPT                 During the Plan years ended December 31, 1999
         TRANSACTIONS WITH         and 1998, employee withholdings totaling
         PARTY-IN-INTEREST         $607,699 and $907,966, respectively, were not
                                   remitted within the appropriate time period.
                                   These transactions constitute prohibited transactions as defined by ERISA. During 1999 and 1998, the Plan had accrued interest income of $114,209 and $33,820, respectively, on such late remittances which were recorded as increases to amounts due from employer with an offsetting addition to interest income.

9.       SUPPLEMENTAL              During the period from January 1, 1999 to
         INFORMATION               December 31, 1999, the Plan had no reportable
                                   transactions, lease commitments, obligations or leases in default as defined by ERISA.

                                                             TMP WORLDWIDE INC.
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================


10.      SUBSEQUENT EVENTS         The restatement of the Plan that was adopted
                                   effective April 1, 1998 was further amended as follows: The fourth amendment was effective January 1, 2000, and that amendment permitted to merge six qualified retirement plans maintained by entities that have been acquired by TMP, permitted early retirement at the age of fifty-five with 100% vesting, reduced service requirement for eligibility to three months with certain exception for employees of the entities acquired by TMP and identified protected benefits. The fifth amendment was effective January 1, 2000, and that amendment excluded severance pay from the definition of compensation, recognized service with certain entities acquired by TMP and provided that outstanding residential loans transferred from a merging plan may be repaid over 30 years. The sixth amendment was effective September 1, 2000, and that amendment protected the vesting schedule and in-service distribution options for participants of a merging plan. The seventh amendment was effective October 1, 2000, and that amendment protected the vesting schedule for participants of a merging plan. The eighth amendment was effective October 1, 2000, and that amendment recognized service with certain entities acquired by TMP. The ninth amendment was effective February 1, 2001, and that amendment recognized service with certain entities acquired by TMP and identified protected benefits. The tenth amendment was effective January 1, 2001, and that amendment modified the method of crediting service to elapsed time for eligibility and vesting features, determined entry dates as the first day of the month following the date a participant meets eligibility requirements, permitted participants to modify elective deferral rates at any time that is effective as soon as administratively feasible and limited the number of outstanding loans per participant to two. The eleventh amendment was effective
                                   June 1, 2001, and that amendment permitted certain qualified retirement plans maintained by entities that have been acquired by TMP to merge into the Plan, recognized service with such entities and identified protected benefits. The twelfth amendment was effective
                                   May 1, 2001, and that amendment recognized service with entities that have been acquired by TMP. A restatement and amendment of the Plan was adopted effective August 1, 2001 with no significant changes to the Plan.

                                                                                                   TMP WORLDWIDE INC.
                                                                                                   401(K) SAVINGS PLAN

                                                                       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                                                        AT END OF YEAR
                               EIN 13-2633092                                                            PLAN NO.: 002

======================================================================================================================

 DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------------------
   (a)                   (b)                                  (c)                         (d)              (e)
                                              Description of investment including
            Identity of issuer, borrower,      maturity date, rate of interest,
               lessor or similar party         collateral, par or maturity value        Cost**        Current value
----------------------------------------------------------------------------------------------------------------------
          Mutual funds:
             Amcent: 20th Century            Registered investment company. There
                International Growth            is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                        $  1,354,757

             Baron Asset                     Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                           1,695,278

             Neuberger & Berman Socially     Registered investment company. There
                Responsive                      is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                             304,080

             Neuberger & Berman Partners     Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                           1,956,586

             Oakmark                         Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                           5,390,234

    *        Schwab S&P 500 Investor SHS     Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                           6,199,609

    *        Schwab Smallcap Index           Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                             762,851

             Scudder Greater Europe Group    Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                           1,200,538

             Strong Corporate Bond           Registered investment company. There
                                                is no maturity date, rate of
                                                interest, collateral, par or
                                                maturity value.                                             397,051

    *     Common/collective trust - Schwab   Registered investment company. There
             Stable Value Fund                  is no maturity date, rate of interest,
                                                collateral, par or maturity value.                        4,801,744

    *     Common stock - TMP Worldwide Inc.  Employer Security. Common stock.
                                                $.001 par value.                                         23,423,736

    *     Participant loans                  5 years, 8%, collateralized by
                                                participant's account balance.                              923,842
======================================================================================================================

--------------
*  A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be dislcosed.

                                                                                                                    17

                                                                                                           TMP WORLDWIDE INC.
                                                                                                           401(K) SAVINGS PLAN


                                                                                            SCHEDULE OF NONEXEMPT TRANSACTIONS
                                                                                            EIN 13-2633092       PLAN NO.: 002

==============================================================================================================================

   YEAR ENDED DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------
                 (a)                      (b)               (c)               (d)         (e)          (f)          (g)
                                                       Description of
                                                        transactions
                                   Relationship of   including maturity                                           Expense
                                    plan, employer, date, rate of interest                                       incurred
          Identity of party         or other party-   collateral, par or    Purchase     Selling      Lease        with
                involved              in-interest       maturity value        price       price       rental    transaction
------------------------------------------------------------------------------------------------------------------------------
     TMP Worldwide Inc.               Plan Sponsor  Employee
                                                       contribution not
                                                       timely remitted
                                                       to the Plan         $607,699*      $-           $-       $-
==============================================================================================================================

====================================================================

   YEAR ENDED DECEMBER 31, 1999

--------------------------------------------------------------------
                 (a)                 (h)         (i)          (j)



                                               Current     Net gain or
          Identity of party        Cost of     value of  (loss) on each
                involved            assets      asset      transaction
--------------------------------------------------------------------
     TMP Worldwide Inc.


                                   $-        $607,699    $-
====================================================================

--------------
*        This represents total amount of contributions that have been withheld from employees, but not remitted into trust by the Plan sponsor within the prescribed time limits.



18